Certification Accompanying Periodic Report

Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

(18 U.S.C. Section 1350)

In connection with the Annual Report of International Barrier Technology Inc.

(the "Company") on Form 20-F for the period ending June 30, 2002 as filed with the Securities and Exchange Commission on the date hereof  (the "Report"), I, David Corcoran, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1)   The Report fully complies with the requirements of Section 13(a) or

      15(d) of the Securities Exchange Act of 1934; and

(2)   The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

/s/ David Corcoran

David Corcoran

Chief Financial Officer

December 27, 2002